.GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1440/05/LTR

05010261

3 August 2005

SUPPL

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 25 July 2005 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*)

Yours faithfully,

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	ENID LING PEEK FONG
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	25-Jul-2005 17:53:24
Announcement No.	00053

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	25-07-2005
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Ltd

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest: 22-07-2005

2. The change in the percentage level: From 5.0963 % To 5.2014 %

3. Circumstance(s) giving rise to the interest or change in interest: # Others

   # Please specify details: Take-on from client

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: A single transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	45,207,092
As a percentage of issued share capital	0 %	5.0963 %
No. of shares held after the change	0	46,140,092
As a percentage of issued share capital	0 %	5.2014 %

Footnotes: % of issued share capital is based on the Company's issued share capital of 887,063,810 ordinary shares of $0.50 each as at 22 July 2005.

Attachments: Total size = **0**
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